

Mail Stop 7010

December 12, 2007

By U.S. Mail and Facsimile

Mr. Cully Bohush
Chief Accounting Officer
Flanders Corporation
2399 26th Avenue North
St. Petersburg, Florida 33734

>   **Re: Flanders Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
>   **File No. 000-27958**

Dear Mr. Bohush:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis

Liquidity and Capital Resources

1.   Please confirm and revise future filings to disclose whether you are in compliance with the covenants contained in your applicable debt agreements as of the latest balance sheet date. In your August 4, 2006 response letter to comments issued in

our previous examination you committed to provide such disclosure. We note that your 2006 10-K and the 2007 third quarter 10-Q do not provide the requested disclosure.

2.   In future annual filings, please expand your table of contractual obligations, or provide footnote disclosure to the table, to include the estimated cash requirements for interest on your long-term debt and capital lease obligations. Refer to footnote 46 of Release No 33-8350, *Interpretation—Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*. This disclosure was requested and you committed to provide it during our previous examination.

Consolidated Statements of Operations

3.   Please supplementally explain to us how you determined that the loss due to the flood meets the criteria of being an extraordinary item. In your response, please indicate when the flood occurred, the cause of the flood and the resulting damages incurred to support your accounting treatment. See APB No. 30 for guidance.

4.   We note that as of the nine-month period ended September 30, 2006, you had reported a $5.3 million extraordinary gain, net of tax, on the fire that destroyed the Texas manufacturing plant. We further note that as of the year ended December 31, 2006, this gain changed to a $2.0 million extraordinary loss, net of tax. Please supplementally explain to us the facts and circumstances that occurred during the fourth quarter of 2006 that resulted in the $7.3 million change.

Consolidated Statements of Cash Flows

5.   We note that your change in working capital components for 2006 includes a change in other current assets of $13.2 million which is not disclosed in the liquidity and capital resources section of MD&A and not clearly apparent from your consolidated balance sheets. In this regard, please supplementally tell us what the material portion of this change refers to.

Note A – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition

6.   Please disclose in your future filings that your revenue recognition policy is in accordance with SAB Topic 13A. This disclosure was requested and you committed to provide it during our previous examination.

Exhibit 31 – Section 302 Certifications

7.   We note that in the content of your section 302 certifications, paragraphs 2, 3 and 4 replace the word "report" with "annual report" (or "quarterly report" in the case of your Form 10-Q for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007). In your future annual and quarterly filings, please provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Consolidated Statements of Earnings, page 4

8.   You have indicated on page 14 that non-operating income includes charges related to the disposing of assets considered impaired, including goodwill. Please supplementally tell us how much of the impairment loss refers to plant equipment versus goodwill. It also appears that your plant equipment impairment loss should be a component of operating income as required by paragraph 25 of SFAS 144. In this regard, please address these items in your Form 10-K for the fiscal year ended December 31, 2007 or tell us why this revision is unnecessary. Additionally, please revise your footnote disclosures to reflect the requirements as stated in paragraph 47 of SFAS 142 and paragraph 26 of SFAS 144, as applicable.

9.   Please supplementally explain to us how you determined that the Florida facility destroyed by fire meets the "infrequency of occurrence" criteria of being an extraordinary item given that your Texas facility was destroyed by fire in 2006. See APB No. 30 for guidance.

Management's Discussion and Analysis, page 11

Results of Operations for Nine Months Ended September 30, 2007 Compared to September 30, 2006, page 13

10.   We note that you have attributed the 33.5% decline in gross profit to multiple factors. While you have indicated the inventory obsolescence reserve was increased by $3.4 million, you have not provided your readers with the separate financial impact of increased fuel costs, raw material costs or start up costs for your new production lines. You also indicate that changes in product mix have negatively affected margins. In future filings, to the extent possible, please provide quantitative amounts when your explanations for changes to line items include multiple factors.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief